Exhibit 5.1

52 East Gay Street P.O. Box 1008 Columbus, Ohio 43216-1008 614.464.6400 | www.vorys.com Founded 1909

August 15, 2014

Worthington Industries, Inc.

200 Old Wilson Bridge Road

Columbus, Ohio 43085

Re:	Worthington Industries, Inc. Amended and Restated

2005 Non-Qualified Deferred Compensation Plan, as amended

Ladies and Gentlemen:

We have acted as counsel for Worthington Industries, Inc., an Ohio corporation (“Worthington”), in connection with the proposed filing with the Securities and Exchange Commission expected to be made on August 15, 2014, under the Securities Act of 1933, as amended (the “1933 Act”), of a Registration Statement on Form S-8 (the “Registration Statement”) for the purpose of registering $19,730,000 of Deferred Compensation Obligations (the “Deferred Compensation Obligations”), which represent general unsecured obligations of Worthington under the Worthington Industries, Inc. Amended and Restated 2005 Non-Qualified Deferred Compensation Plan (Restatement effective December 2008) (as amended by the First Amendment thereto effective as of September 1, 2011 and the Second Amendment thereto effective as of October 1, 2014, the “Employee 2005 NQ Plan”).

The Employee 2005 NQ Plan is a non-qualified deferred compensation plan under which, since January 1, 2005, executive officers and other highly compensated or management employees of Worthington or Worthington’s subsidiaries have been able to defer payment of up to 50% of their base salary and up to 100% of their bonus and/or short-term cash incentive bonus awards. Amounts deferred are credited to the participants’ bookkeeping accounts under the Employee 2005 NQ Plan at the time the base salary and/or bonus compensation would have otherwise been paid. In addition, Worthington has made and may continue to make discretionary employer contributions to the participants’ bookkeeping accounts. Participants in the Employee 2005 NQ Plan may elect to have their bookkeeping accounts under the Employee 2005 NQ Plan treated as invested with a rate of return reflecting: (a) a theoretical common shares option reflecting increases or decreases in the fair market value per share of Worthington’s common shares, without par value (the “Common Shares”), with dividends reinvested; (b) a fixed interest rate which is set annually by the Compensation and Stock Option Committee (the “Compensation Committee”) of the Board of Directors of Worthington; or (c) the returns on

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Worthington Industries, Inc.

August 15, 2014

those investment options available under the Worthington Industries, Inc. Deferred Profit Sharing Plan (the “DPSP”). Effective October 1, 2014 and thereafter, any portion of a participant’s bookkeeping account credited to the theoretical common shares option must remain credited to the theoretical common shares option until distributed. Otherwise, participants in the Employee 2005 NQ Plan may change the investment options for their bookkeeping accounts as of the time permitted under the DPSP for the same investment option.

Participants’ bookkeeping accounts under the Employee 2005 NQ Plan are fully vested. Payouts under the Employee 2005 NQ Plan are made in cash or, effective October 1, 2014, in the case of amounts credited to the theoretical common shares option, whole Common Shares of Worthington and cash in lieu of fractional shares. Payments will be made as of a specified date selected by the participant or, subject to the timing requirements of Section 409A of the Internal Revenue Code of 1986, as amended, when the participant is no longer employed by Worthington or one of Worthington’s subsidiaries, either in a lump sum or in installment payments, all as chosen by the participant at the time the original deferral election was made. In the event of a defined change in control, the participants’ bookkeeping accounts under the Employee 2005 NQ Plan will generally be paid out as of the date of the change in control.

Under the terms of the Employee 2005 NQ Plan, participants do not beneficially own, nor do they have voting or dispositive power with respect to, the theoretical common shares credited to their respective bookkeeping accounts. While the participants in the Employee 2005 NQ Plan have an economic interest in the theoretical common shares credited to their respective bookkeeping accounts, each participant’s only right with respect to such participant’s bookkeeping account (and the amount credited thereto) is to receive: (a) prior to October 1, 2014, a distribution of cash equal to the fair market value of the theoretical common shares credited to the participant’s bookkeeping account as of the latest valuation date determined in accordance with the terms of the Employee 2005 NQ Plan; and (b) effective October 1, 2014, a distribution of whole Common Shares of Worthington and cash in lieu of fractional shares in respect of the amount credited to the theoretical common shares option in accordance with the terms of the Employee 2005 NQ Plan.

Worthington is also registering 500,000 of its Common Shares pursuant to the Registration Statement, which Common Shares represent the maximum number of Common Shares of Worthington that are expected to be distributed in respect of the Deferred Compensation Obligations treated as credited to the theoretical common shares option in the bookkeeping accounts of participants in the Employee 2005 NQ Plan and to be distributed in the form of whole Common Shares of Worthington.

Worthington Industries, Inc.

August 15, 2014

The Common Shares of Worthington being registered pursuant to the Registration Statement will not be original issuance securities. Accordingly, in accordance with the instructions to Item 8(a) of Part II of Form S-8, no opinion as to the legality of such Worthington Common Shares is required or provided herein.

In connection with rendering this opinion, we have examined, to the extent deemed necessary, originals or copies, the authenticity of which has been established to our satisfaction, of: (a) the Registration Statement; (b) the Employee 2005 NQ Plan; (c) Worthington’s Amended Articles of Incorporation, as amended to date; (d) Worthington’s Code of Regulations, as amended to date; and (e) certain corporate records of Worthington, including resolutions adopted by the Board of Directors of Worthington. We have also examined such other documents and records and such authorities of law as we have deemed necessary or appropriate for the purposes of the opinion expressed herein.

Based upon the foregoing, we advise you that, in our opinion, as and when established in accordance with the terms of the Employee 2005 NQ Plan, the Deferred Compensation Obligations are and will be valid and binding obligations of Worthington, enforceable against Worthington, in accordance with the terms of the Employee 2005 NQ Plan. Our opinion is subject to the limitations, if any, of Title 11 U.S.C., as amended, and of the applicable insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally and by principles of equity.

Members of our firm are admitted to the Bar in the State of Ohio and we express no opinion as to the laws of any jurisdiction other than the laws of the State of Ohio, including applicable provisions of the Ohio constitution and the reported judicial decisions interpreting those laws, and the federal laws of the United States of America.

We consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement and to the reference to us therein. By giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the 1933 Act or the rules and regulations promulgated thereunder.

Very truly yours,

/s/ Vorys, Sater, Seymour and Pease LLP

Vorys, Sater, Seymour and Pease LLP